UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 METROCALL, INC.
                     --------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                   -------------------------------------------
                         (Title of Class of Securities)

                                    591647102
                         -------------------------------
                                 (CUSIP Number)


                              ROBERT S. FEIT, ESQ.
                               ASSISTANT SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 2, 2000
                 ----------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].








                               Page 1 of 12 Pages






================================================================================

                                  SCHEDULE 13D
------------------------------                     -----------------------------
CUSIP NO. 591647102                                           Page 2 of 12 Pages
------------------------------                     -----------------------------


--------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AT&T CORP.
                  I.R.S. IDENTIFICATION NO. 13-4924710

                  AT&T WIRELESS SERVICES, INC. (ITS WHOLLY-OWNED SUBSIDIARY) I.R.S. IDENTIFICATION NO. 91-1379052

--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         3        SEC USE ONLY                                               [ ]

--------------------------------------------------------------------------------
         4        SOURCE OF FUNDS
                           OO
--------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE ORGANIZATION
                           AT&T CORP.:  NEW YORK
                           AT&T WIRELESS SERVICES, INC.:  DELAWARE
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
       NUMBER OF                            -0-
                           -----------------------------------------------------
        SHARES             8        SHARED VOTING POWER
                                            13,250,000
     BENEFICIALLY          -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
     OWNED BY EACH                          -0-
                           -----------------------------------------------------
   REPORTING PERSON        10       SHARED DISPOSITIVE POWER
                                            13,250,000
         WITH
--------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,250,000
--------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                     [ ]
--------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           23.9%
--------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON
                           CO
--------------------------------------------------------------------------------

                                                              Page 3 of 12 Pages
ITEM 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, $.01 par value (the "Common Stock"), of Metrocall, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed by AT&T Corp., a New York corporation ("AT&T"), and its wholly-owned subsidiary, AT&T Wireless Services,
Inc.,  a  Delaware  corporation  "Wireles")   (collectively,   the  "Reporting
Persons"). AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412. The principal executive offices of Wireless are located at 7277 164th Avenue N.E., Redmond, Washington 98052.

                  The name, business address and present principal occupation or employment of each director and executive officer of AT&T are set forth in
Schedule I hereto and are incorporated herein by reference. Each such person is a citizen of the United States.

                  The name, business address and present principal occupation or employment of each director and executive officer of Wireless are set forth in
Schedule II hereto and are incorporated herein by reference. Each such person is a citizen of the United States.

                  During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on
Schedule I or Schedule II hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On February 2, 2000, Wireless and the Issuer entered into a Securities Exchange Agreement (the "Exchange Agreement") pursuant to which, subject to antitrust clearance and other customary closing conditions, Wireless has agreed to exchange 10,378 shares of Series C Convertible Preferred Stock of the Issuer (the "Series C Shares") currently held by Wireless for the following securities:

                  (a) that number of shares of Common Stock (the "Wireless Common Shares") equal to the lesser of (i) 13,250,000 and (ii) 19.99% of the total number of shares of Common Stock that will be issued and outstanding following consummation of the exchange; and

                  (b) if the number of Wireless Common Shares is less than 13,250,000, that number of shares of Series D Non-Voting Participating Convertible Preferred Stock of the Issuer (the "Series D Shares") equal to (i) the difference between 13,250,000 and the number of Wireless Common Shares, divided by (ii) 100.

                  Each Series D Share will be convertible into 100 shares of Common Stock at any time at the option of the holder or the Issuer, except that the Issuer may not elect to convert such shares to the extent the conversion would cause the holder to hold of record 20% or more of the Common Stock issued and outstanding at the time of the conversion. Each Series D Share will also automatically convert into 100 shares of Common Stock upon any sale or transfer of the share to any person or entity that is not an affiliate of the holder.

                  Taking into account the Wireless Common Shares and the shares of Common Stock issuable upon conversion of any Series D Shares that are issued pursuant to the Exchange Agreement, Wireless will beneficially own 13,250,000 shares of Common Stock following consummation of the exchange.

                  McCaw Communications Companies, Inc., a Washington corporation wholly owned by Wireless ("McCaw"), acquired 9,500 of the Series C Shares from the Issuer on October 1, 1998, in partial consideration of the sale to the Issuer of the Messaging Division of Wireless. The remaining Series C Shares were issued in lieu of dividends payable on the Series C Convertible Preferred Stock. Subsequent to the sale of the Messaging Division, McCaw transferred all of the Series D Shares held by it to Wireless in an intercompany transfer.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  The  Reporting   Persons   currently  hold  their   respective
interests in the Issuer for investment purposes. Except as otherwise set forth herein, neither of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Reporting Persons' executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

                  Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Persons, developments with respect to the businesses of the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. The Reporting Persons reserve the right, based on all relevant factors, to acquire additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions, to dispose of all or a portion of their holdings of securities of the Issuer, or to change their intention with respect to any or all of the matters referred to in this Item.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Rule 13d-3(d)(i) promulgated under the Exchange Act provides that a person will be deemed to be the beneficial owner of a security at a particular time if, within 60 days thereafter, that person will have the right to acquire the power to vote or dispose of such security. The Reporting Persons are reporting their interests in the securities of the Issuer described below in the event that either or both of them may be deemed to be a beneficial owner of such securities within the meaning of said Rule 13d-3(d)(1). Due to required regulatory approvals and other conditions to the closing of the transactions contemplated by the Exchange Agreement, each of the Reporting Persons hereby disclaims beneficial ownership (within the meaning of said Rule 13d-3(d)(1)) of such securities.

                  (a) Wireless has the right to acquire 13,250,000 shares of Common Stock under the Exchange Agreement or upon conversion of the Series D Shares that it has the right to acquire under the Exchange Agreement. The Issuer has represented to Wireless that there were 42,103,017 shares of Common Stock issued and outstanding on January 26, 2000. As a result, the shares of Common Stock that Wireless has the right to acquire (the "Wireless Shares") will represent approximately 23.9% of the 55,353,017 shares of Common Stock that will be issued and outstanding following such acquisition. AT&T, as the parent of Wireless, may be deemed to beneficially own the Wireless Shares. To the knowledge of the Reporting Persons, none of the persons listed on Schedule I or
Schedule II hereto beneficially owns any shares of Common Stock or other securities of the Issuer.

                  (b) Wireless and AT&T, as its parent, will share the power to vote or to direct the voting of, and the power to dispose of, or to direct the disposition of, the Wireless Shares. Under the Exchange Agreement, Wireless has agreed to deliver to the Issuer a proxy for the Wireless Shares. See Item 6.

                  (c) Except as otherwise set forth herein, neither Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II hereto, has executed transactions in the Common Stock during the past 60 days.

                  (d) Except for the Reporting Persons, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Wireless Shares.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Wireless has the right to acquire the Wireless Shares under the Exchange Agreement. See Item 3.

                  Under the Exchange Agreement, Wireless has agree not to sell, transfer or otherwise dispose of any of the Wireless Shares or the Series D Shares, except as follows:

                  (a) Wireless may sell all or any portion of such securities at any time or times more than six months after the closing of the exchange in one or more privately negotiated sales to any person or group that is not a "Restricted Person," so long as Wireless and the transferee comply with the following:

                           (i) Prior to consummating any such sale, Wireless must give written notice to the Issuer specifying the number of securities that Wireless desires to sell. For a period of five business days following such notice, the Issuer will have the exclusive right to negotiate with Wireless with respect to the purchase of such securities by the Issuer or its nominee. Wireless will have the right to reject any offer made by the Issuer or its nominee during such period. If no such offer is made and accepted prior to the expiration of such period, Wireless will have the right for a period of three months following expiration of such period to offer and sell such securities on such terms and conditions as shall be acceptable to Wireless.

                           (ii)     The   transferee of   such  securities  must
                  consent in writing to be bound by the provisions of the Exchange Agreement.

         The term "Restricted Person" generally means (A) any entity with annual revenues in excess of $500 million and a market capitalization of $500 million that is principally engaged in the business of providing telecommunications services, and (B) any beneficial owner of 5% or more of the issued and outstanding Common Stock (other than certain beneficial owners that report such holdings on Schedule 13G), or $25 million or more in principal amount of the outstanding debt, of Arch Communications Group, Inc., Weblink Wireless, Inc., Paging Network, Inc. or any entity described in the preceding clause (A).

                  (b) At any time or times more than twelve months after the closing of the exchange, Wireless may make a public sale of all or any portion of the Wireless Shares, subject to the following:

                           (i) The aggregate number of shares of Common Stock sold during each period shown in the following table (a "Period") cannot exceed the sum of (A) the number of shares indicated in the table for that Period, plus (B) the number of shares that could have been but were not publicly sold during any prior Period (the number of shares determined by such sum for any Period is referred to as the "Permitted Period Shares"):

                           Period (after closing)    Permitted Sales

                           12 months - 18 months     2,650,000 shares
                           18 months - 24 months     2,650,000 shares
                           24 months - 30 months     2,650,000 shares
                           After 30 months           5,300,000 shares

                           (ii) Prior to making any such sale shares in any Period, Wireless must notify the Issuer of its intention to do so. For a period of five business days following such notice, the Issuer will have the option to conduct an underwritten offering of all of the Permitted Period Shares pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"). The number of shares to be included in the registration statement may be reduced to the extent that the managing underwriter determines that inclusion of the shares would adversely affect the marketing of the offering, but the reduction must apply first to any persons other than Wireless whose shares are to be included in such registration.

                  (c) Wireless may sell, transfer or otherwise dispose of all or any portion of such securities pursuant to a tender offer, merger, sale of all or substantially all the Issuer's assets or any similar transaction that offers each holder of Common Stock (other than, if applicable, the person proposing such transaction and its affiliates) the opportunity to dispose of Common Stock for the same consideration or otherwise contemplates the acquisition of Common Stock beneficially owned by each such holder for the same consideration.

                  (d) Wireless may sell, transfer or otherwise dispose of all or any portion of such securities upon the occurrence of a change of control which causes the holder and/or its affiliates to receive an attributable interest in any radio spectrum or FCC service with respect to which the FCC or applicable law imposes a spectrum cap, multiple ownership restriction, or other material limitation.

                  Under the Exchange Agreement, Wireless has agreed to deliver to the Issuer, upon consummation of the exchange thereunder, an irrevocable proxy granting a person to be designated by the Issuer full power and authority, for a period commencing on the date of the exchange and ending on the first anniversary thereof, to vote all the Common Stock issued in the exchange and any shares of Common Stock into which any Series D Shares issued in the exchange may be converted in accordance with the recommendation of the Board of Directors of the Issuer. This proxy will not apply to any matter as to which the holders of the Series D Non-Voting Participating Convertible Preferred Stock have the right to vote under the Certificate of Designation for that series or applicable law.

                  The summary of the Exchange Agreement contained in this and the preceding items of this Schedule 13D is qualified in its entirety by reference to the text of the Exchange Agreement and the exhibits thereto, which are filed as exhibits hereto and are hereby incorporated by reference herein in their entirety.

                  Wireless and the Issuer have agreed to enter into a Registration Rights Agreement upon closing of the exchange under the Exchange Agreement. Under the Registration Rights Agreement, the Issuer will agree (a) to file, within 180 days following such closing, a shelf registration statement under the Securities Act for resale of the Wireless Shares, and (b) to use all its reasonable efforts to cause the registration statement to become effective promptly following filing and to maintain the effectiveness of the registration statement until all of the Wireless Shares have either been sold or are eligible for resale under Rule 144 under the Securities Act without regard to the volume limitations of Rule 144(e).

                  The foregoing summary of the agreed terms of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is attached as an exhibit to the Exchange Agreement and is incorporated herein by reference in its entirety.

                  Except as set forth in this Schedule 13D, to the  knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or listed on Schedule I or Schedule II hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1. Securities Exchange Agreement dated as of February 2, 2000 between Metrocall, Inc. and AT&T Wireless Services, Inc.

         2. Joint Filing Agreement dated as of February 14, 2000 between AT&T Corp. and AT&T Wireless Services, Inc.

                                   SIGNATURES


                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000

                                       AT&T CORP.


                                       /s/    Robert S. Feit
                                       ---------------------
                                       By:    Robert S. Feit
                                       Title: Authorized Signatory



                                       AT&T WIRELESS SERVICES, INC.


                                       /s/    Michael C. Schwartz
                                       --------------------------
                                       By:    Michael C. Schwartz
                                       Title: Authorized Signatory

                                   SCHEDULE I
                                   ----------

     The name and present principal occupation of each director an executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

Name                    Title
----                    -----

C. Michael Armstrong    Chairman of the Board and Chief Executive Officer

Kenneth T. Derr         Director; Chief Executive Officer of
                        Chevron Corporation

M. Kathryn Eickhoff     Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha        Director; Chairman and Chief Executive Officer of
                        Springs Industries, Inc.

George M. C. Fisher     Director; Chairman and Chief Executive Officer of
                        Eastman Kodak Company

Donald V. Fites         Director; Chairman and Chief Executive Officer of
                        Caterpillar, Inc.

Amos B. Hostetter, Jr.  Director; Chairman, AT&T Broadband and Internet Services

Ralph S. Larsen         Director; Chairman and Chief Executive Officer of
                        Johnson & Johnson

John C. Malone          Director;  Chairman of the Board, Liberty Media
                        Corporation

Donald F. McHenry       Director; President of IRC Group

Michael I. Sovern       Director; President Emeritus and Chancellor Kent
                        Professor of Law at Columbia University

Sanford I. Weill        Director; Chairman and Co-CEO Citigroup Inc.

Thomas H. Wyman         Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis          President and Director

Harold W. Burlingame    Executive Vice President-Merger & Joint Venture
                        Integration

James Cicconi           Executive Vice President-Law & Governmental Affairs and
                        General Counsel

Mirian Graddick         Executive Vice President, Human Resources

Daniel R. Hesse         Executive Vice President and President & CEO-AT&T
                        Wireless Services, Inc.

Leo J. Hindery, Jr.     President and Chief Executive Officer, AT&T Broadband
                        and Internet Services

(cont'd)
Name                    Title
----                    -----

Frank Ianna             Executive Vice President and President, AT&T Network
                        Services

Michael G. Keith        Executive Vice President and President, AT&T Business
                        Services

H. Eugene Lockhart      Executive Vice President, Chief Marketing Officer

Richard J. Martin       Executive Vice President, Public Relations and Employe
                        Communication

David C. Nagel          President, AT&T Labs & Chief Technology Officer

John C. Petrillo        Executive Vice President, Corporate Strategy and
                        Business Development

Richard Roscitt         Executive Vice President and President & CEO, AT&T
                        Solutions

D.H. Schulman           Executive Vice President and President, AT&T Consumer
                        Long Distance and Segment Marketing

Daniel E. Somers        Senior Executive Vice President and Chief Financial
                        Officer

                                   SCHEDULE II
                                   -----------

                  The name and present principal occupation of each director and
executive  officer of  AT&T  Wireless Services, Inc. are  set forth below.   The
business address for these persons is as indicated below.



Name                                Title
----                                -----

Daniel R. Hesse(1)                  Director and President

Harold W. Burlingame(2)             Director

Daniel E. Somers(2)                 Director



























(1) The business address for this individual is c/o AT&T Wireless Services Inc., 7277 164th Avenue N.E., Redmond, Washington 98052

(2) The business address for these individuals is c/o AT&T Corp., 295 North Maple Ridge, Basking Ridge, New Jersey 07920

                                INDEX OF EXHIBITS
                                -----------------

         1. Securities Exchang Agreement dated as of February 2, 2000 between Metrocall, Inc. and AT&TWireless Services, Inc.

         2. Joint Filing Agreement dated as of February 14, 2000 between AT&T Corp. and AT&T Wireless Services, Inc.